
冠軍科技集團
CHAMPION TECHNOLOGY

24 March 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail


03050933

Re: Champion's File#82-3442

Kantone Holdings Limited is a subsidiary of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts.

The enclosed announcements of Champion Technology Holdings Limited and Kantone Holdings Limited are for your information.

Regards,

for Shirley Ha

c.c. Emi P Mak, Citibank, N.A. (By e-mail only)

Encl.



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

2002/2003 INTERIM RESULTS ANNOUNCEMENT

HALF YEAR HIGHLIGHTS *(Six months ended 31 December 2002)*

- Total turnover was HK$937 million, up 20%
- EBITDA was HK$378 million, up 45%
- Net profit was HK$107 million, up 5%
- Net cash position with low gearing
- Interim dividend of HK1.6 cents per share, with total payment up 14%

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2002 (the "Interim Accounts") together with comparative figures for the last corresponding period are as follows:

		Six months ended 31 December	
		2002	2001
	NOTES	***HK$'000***	*HK$'000*
		(Unaudited)	(Unaudited)
Turnover	*3*	**937,230**	782,299
Direct operating expenses		**(468,909)**	(420,109)
Gross profit		**468,321**	362,190
Other operating income		**8,776**	8,773
Distribution costs		**(25.883)**	(19,123)
General and administrative expenses		**(69,156)**	(87,818)
Depreciation and amortisation	*4*	**(241,400)**	(129,740)
Research and development		**(4,504)**	(2,857)
Profit from operations		**136,154**	131,425
Finance costs		**(14,279)**	(15,272)
Profit before taxation		**121,875**	116,153
Taxation	*5*	**(754)**	(921)
Profit before minority interests		**121,121**	115,232
Minority interests		**(14,468)**	(13,747)
Net profit for the period		**106,653**	101,485
Dividends		**10,089**	8,885
Earnings per share	*6*		
– Basic		**18.5 cents**	21.0 cents
– Diluted		**16.8 cents**	21.0 cents

Notes:

1. Basis of preparation

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. Principal accounting policies

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2002, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants.

SSAP 1 (Revised)	Presentation of Financial Statements
SSAP 11 (Revised)	Foreign Currency Translation
SSAP 15 (Revised)	Cash Flow Statements
SSAP 34	Employee Benefits

The Group has adopted the new SSAP 34 on "Employee Benefits" issued by the Hong Kong Society of Accountants, which became effective for the accounting period beginning on or after 1 January 2002. As a result of the adoption of SSAP 34, it was necessary to change the Group's accounting policy in respect of the pension expenses of defined benefit plans. The change has been applied retrospectively, resulting in prior period adjustments with the opening balances of the accumulated profit as at 1 July 2001 and 1 July 2002 restated by reductions of approximately HK$2.2 million and HK$27.8 million respectively. The opening balance of the translation reserve as at 1 July 2002 has been restated by reduction of approximately HK$0.9 million accordingly.

3. Turnover and segment information

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

	Sales of general systems products *HK$'000* (Unaudited)	Provision of services and software licensing *HK$'000* (Unaudited)	Leasing of systems products *HK$'000* (Unaudited)	Investments in telecommunications projects *HK$'000* (Unaudited)	Investments in e-commerce projects *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Six months ended 31 December 2002						
TURNOVER						
External and total revenue	601,447	223,323	9,321	64,005	39,134	937,230
RESULTS						
Segment result	63,197	91,145	(1,028)	26,496	(43,148)	136,662
Interest income						5,931
Unallocated corporate expenses						(6,439)
Profit from operations						136,154
Finance costs						(14,279)
Profit before taxation						121,875
Taxation						(754)
Profit before minority interests						121,121
Minority interests						(14,468)
Net profit for the period						106,653

	Sales of general systems products *HK$'000* (Unaudited)	Provision of services and software licensing *HK$'000* (Unaudited)	Leasing of systems products *HK$'000* (Unaudited)	Investments in telecommunications projects *HK$'000* (Unaudited)	Investments in e-commerce projects *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Six months ended 31 December 2001						
TURNOVER						
External and total revenue	437,678	236,516	22,470	61,510	24,125	782,299
RESULTS						
Segment result	54,723	82,071	(592)	35,364	(37,662)	133,904
Interest income						6,670
Unallocated corporate expenses						(9,149)
Profit from operations						131,425
Finance costs						(15,272)
Profit before taxation						116,153
Taxation						(921)
Profit before minority interests						115,232
Minority interests						(13,747)
Net profit for the period						101,485

4. Depreciation and Amortisation

	Six months ended 31 December **2002** *HK$'000* **(Unaudited)**	2001 *HK$'000* (Unaudited)
Amortisation of investments in e-commerce projects	**82,177**	60,934
Amortisation of investments in telecommunications projects	**54,408**	23,440
Amortisation of systems and networks	**64,429**	2,725
Depreciation on:		
Owned assets	**39,577**	41,762
Assets under finance leases	**809**	879
	241,400	129,740

5. Taxation

	Six months ended 31 December **2002** *HK$'000* **(Unaudited)**	2001 *HK$'000* (Unaudited)
The charge comprises:		
Hong Kong Profits Tax	**687**	685
Taxation in other jurisdictions	**67**	236
	754	921

Hong Kong Profits Tax is calculated at 17.5% (2001: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Earnings for the purpose of calculating basic earnings per share	**106,653**	101,485
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	**442**	–
Earnings for the purpose of calculating diluted earnings per share	**107,095**	101,485

	Number of shares As at 31 December	
	2002	2001
	'000	*'000*
Weighted average number of shares for the purpose of calculating basic earnings per share	**576,853**	483,177
Effect of dilutive potential ordinary shares		
Options	–	40
Warrants	–	96
Convertible bonds	**58,809**	–
	58,809	136
Weighted average number of shares for the purpose of calculating diluted earnings per share	**635,662**	483,313
Diluted earnings per share	**16.8 cents**	21.0 cents

The comparative figures have been adjusted for the share consolidation in May 2002.

INTERIM DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have declared an interim dividend of HK1.6 cents per share for the six months ended 31 December 2002 (2001: HK0.0625 cents per share before the adjustment for the share consolidation of 25 shares into 1 share in May 2002) to shareholders whose names appear on the register of members of the Company on 16 April 2003 to be satisfied by allotment of new shares, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

Total interim dividend for the period ended 31 December 2002 amounted to HK$10,089,000 (2001: HK$8,885,000), an increase of 14 percent.

The scrip dividend scheme will be subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme and the basis of allotment together with a form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected the certificates for the new shares and dividend warrants will be despatched to those entitled thereto on or before 16 June 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economic and investment climate remained challenging during the period under review. In spite of the adversities, the Group stayed on course with stable development of its core businesses.

Financial Results

For the six-month period ended 31 December 2002, the Group recorded a consolidated turnover of HK$937 million and net profit of HK$107 million, representing an increase of 20 percent and 5 percent respectively as compared to the same period last year (2001: HK$782 million and HK$101 million). Basic earnings per share for the interim period was HK18.5 cents (2001: HK21.0 cents).

During the period under review, the Group's gross profit increased by 29 percent to HK$468 million, a result of the Group's continued investment in product development. General and administrative expenses were reduced by 21 percent following the implementation of effective cost control measures. Depreciation and amortisation expenses increased by 86 percent, compared to the corresponding figures in the previous year's interim period, in line with revenue generated by some of the Group's new systems and networks. Distribution costs increased by 35 percent to HK$26 million as a result of increased turnover. The Group's Earnings before Interest, Taxation, Depreciation, and Amortisation (EBITDA) was HK$378 million, an increase of 45 percent over the previous corresponding period. Lower finance costs at HK$14 million (2002: HK$15 million) due to favourable interest rates enjoyed by the Group also helped to protect our profitability.

Review of Operations

The Group's focus on customised IT solutions continued, with new business concentrating on the development of industry-specific software systems and technical services. In terms of strategic investment, the Group announced in November 2002 an investment of 15 percent shareholding in 4GI Inc., which focuses on the development of next generation mobile communications systems.

China market remained robust, while European sales continued to be affected by economic uncertainties.

Kantone Holdings Limited (Kantone) continued to be the preferred supplier of mission critical communications services for the emergency and rescue services sectors. Its Access Integrator Messaging System (AIMS), featuring DECT, Messaging, TCP/IP, and Networking Messaging, and which works with a variety of internal and external devices, has encouraging market response.

DIGITALHONGKONG.COM (Digital HK) has adjusted and repositioned itself to expand its revenue base. It continued to pursue business in the digital and ecommerce arena. Service fees derived from technical consultation services remained the primary source of income.

Outlook

The eruption of war on Iraq has resulted in more uncertainties. Nevertheless, the Group will continue to invest for the future with new product introductions and strengthening of its distribution network.

LIQUIDITY AND FINANCIAL RESOURCES

Throughout the period, the Group had maintained a net cash position. As at 31 December 2002, the Group had HK$628 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.15 (30 June 2002: 0.16 restated), which calculation was based on the Group's total borrowings of HK$482 million (30 June 2002: HK$465 million) and shareholders' funds of HK$3,132 million (30 June 2002: HK$2,954 million restated).

Total borrowings comprise bank borrowings of HK$451 million (30 June 2002: HK$433 million); other borrowings, which represent block discounting loans, of HK$30 million (30 June 2002: HK$30 million); and obligations under finance leases of HK$1 million (30 June 2002: HK$2 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the six months ended 31 December 2002 amounted to HK$14 million (2001: HK$15 million).

As at 31 December 2002, certain land and buildings owned by subsidiaries of the Group with a net book value of HK$9 million (30 June 2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk directly through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

CLOSURE OF REGISTER OF MEMBERS

In order to determine entitlement to the interim dividend and the scrip dividend scheme, the register of members of the Company will be closed from 10 April 2003 to 16 April 2003, both days inclusive, during which period no transfer of shares of the Company will be effected. All transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 9 April 2003.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 21 March 2003

Please also refer to the published version of this announcement in The Standard.



KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2002/2003 INTERIM RESULTS ANNOUNCEMENT

HALF YEAR HIGHLIGHTS *(Six months ended 31 December 2002)*

- Total turnover was HK$398 million, up 13%
- EBITDA was HK$98 million, up 38%
- Net profit was HK$34 million, up 5%
- Introduction of Access Integrator Messaging System (AIMS)

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Kantone Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2002 (the "Interim Accounts") together with comparative figures for the last corresponding period are as follows:

		Six months ended 31 December	
		2002	2001
		HK$'000	*HK$'000*
	NOTES	**(Unaudited)**	(Unaudited)
Turnover	*3*	**397,505**	350,731
Cost of sales		**(245,381)**	(231,366)
Gross profit		**152,124**	119,365
Other operating income		**2,374**	2,393
Distribution costs		**(21,652)**	(17,554)
General and administrative expenses		**(31,883)**	(31,302)
Depreciation and amortisation	*4*	**(57,393)**	(31,855)
Research and development		**(2,593)**	(1,444)
Profit from operations		**40,977**	39,603
Finance costs		**(7,297)**	(7,494)
Profit before taxation		**33,680**	32,109
Taxation	*5*	**(79)**	(241)
Net profit for the period		**33,601**	31,868
Earnings per share	*6*		
– Basic		**1.51 cents**	1.43 cents
– Diluted		**1.51 cents**	1.43 cents

Notes:

1. **Basis of preparation**

   The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. Principal accounting policies

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2002, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants.

SSAP 1 (Revised) Presentation of Financial Statements
SSAP 11 (Revised) Foreign Currency Translation
SSAP 15 (Revised) Cash Flow Statements
SSAP 34 Employee Benefits

The Group has adopted the new SSAP34 on "Employee Benefits" issued by the Hong Kong Society of Accountants, which became effective for the accounting period beginning on or after 1 January 2002. As a result of the adoption of SSAP34, it was necessary to change the Group's accounting policy in respect of the pension expenses of defined benefit plans. The change has been applied retrospectively, resulting in prior period adjustments with the opening balances of the accumulated profit as at 1 July 2001 and 1 July 2002 restated by reductions of approximately HK$3.9 million and HK$48.8 million respectively. The opening balance of the translation reserve as at 1 July 2002 has been restated by reduction of approximately HK$1.5 million accordingly.

3. Turnover and segment information

For management purposes, the Group is currently organised into four main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

	Sales of general systems products *HK$'000* (Unaudited)	Provision of services and software licensing *HK$'000* (Unaudited)	Leasing of systems products *HK$'000* (Unaudited)	Investments in e-commerce projects *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Six months ended 31 December 2002					
TURNOVER					
External and total revenue	334,003	50,671	9,321	3,510	397,505
RESULTS					
Segment result	31,255	21,659	(1,028)	(11,319)	40,567
Interest income					1,860
Unallocated corporate expenses					(1,450)
Profit from operations					40,977
Finance costs					(7,297)
Profit before taxation					33,680
Taxation					(79)
Net profit for the period					33,601

	Sales of general systems products HK$'000 (Unaudited)	Provision of services and software licensing HK$'000 (Unaudited)	Leasing of systems products HK$'000 (Unaudited)	Investments in e-commerce projects HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Six months ended 31 December 2001					
TURNOVER					
External and total revenue	305,544	19,694	22,471	3,022	350,731
RESULTS					
Segment result	52,022	(519)	(592)	(11,824)	39,087
Interest income					1,452
Unallocated corporate expenses					(936)
Profit from operations					39,603
Finance costs					(7,494)
Profit before taxation					32,109
Taxation					(241)
Net profit for the period					31,868

4. Depreciation and amortisation

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Amortisation of investments in e-commerce projects	**14,822**	14,822
Amortisation of systems and networks	**27,962**	930
Depreciation on:		
Owned assets	**13,800**	15,224
Assets held under finance leases	**809**	879
	57,393	31,855

5. Taxation

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The charge comprises:		
Hong Kong Profits Tax	**12**	5
Taxation in other jurisdictions	**67**	236
	79	241

Hong Kong Profits Tax is calculated at 17.5% (2001: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Earnings for the purpose of calculating basic and diluted earnings per share	**33,601**	31,868

	Number of shares As at 31 December	
	2002	2001
	'000	*'000*
Weighted average number of shares for the purpose of calculating basic earnings per share	**2,220,962**	2,220,962
Potential dilutive shares issuable under the Company's share option scheme	–	–
Weighted average number of shares for the purpose of calculating diluted earnings per share	**2,220,962**	2,220,962

There was no dilution effect on earnings per share as there were no dilutive potential ordinary shares in issue in the current period. The comparative figure has been adjusted to confirm with the current period's presentation.

INTERIM DIVIDEND

The directors of the Company have resolved that no interim dividend for the six months ended 31 December 2002 be paid to the shareholders of the Company. No dividend was declared in the previous period.

MANAGEMENT DISCUSSION AND ANALYSIS

The conditions for the telecommunications industry remained tough. China however continued to offer a bright spot, and its steady demand for communications services has helped to alleviate the soft market elsewhere.

Financial Results

For the six-month period ended 31 December 2002, the Group recorded a consolidated turnover of HK$398 million, an increase of 13 percent as compared to the same period last year (2001: HK$351 million). Net profit attributable to shareholders was HK$34 million (2001: HK$32 million). Basic earnings per share for the interim period was HK1.51 cents (2001: HK1.43 cents).

Gross profit increased 27 percent to HK$152 million, a result of continued investment in product development. Despite the increase in turnover, the Group's general and administrative expenses remained relatively unchanged due to the implementation of effective cost control measures. Depreciation and amortisation expenses increased by 80 percent, compared to the corresponding figure in the previous year, in line with revenue generated by some of the Group's new systems and networks. Distribution costs increased by 23 percent to HK$22 million as a result of increased turnover. Research and development expenses increased by 80 percent to HK$2.6 million. The Group's Earnings before Interest, Taxation, Depreciation, and Amortisation (EBITDA) was HK$98 million, an increase of 38 percent over the previous corresponding period.

Review of Operations

The Group continued to be the preferred supplier of mission critical communications services and equipment for the emergency and rescue services sectors. During the period, the Group launched its Access Integrator Messaging System (AIMS), which has been designed as a flexible messaging system capable of adding extra functionalities to existing communications systems. Featuring DECT, Messaging, TCP/IP, and Network Messaging, AIMS has been well received as it exemplifies flexibility and versatility which allow users a lot of benefits.

The Group's sales to China continued to gain momentum. To increase productivity and enhance efficiency, many of our customers have chosen to upgrade their infrastructure to wireless networks. In Europe, the Group's business continued to be affected by weak sentiment and market uncertainty. Management expects the shortfall in sales in Europe to be compensated by China and other markets.

Outlook

The eruption of war on Iraq has resulted in more uncertainties. Nevertheless, the Group will continue to strengthen its position in the niche markets of providing mission critical communications systems and solutions to the emergency services and public safety sectors, as well as enhancing its value-added services such as developing customized software for mobile data systems.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continued to maintain a policy of financial prudence. As at 31 December 2002, the Group had HK$89 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.29 (30 June 2002: 0.33 restated), which calculation was based on the Group's total borrowings of HK$187 million (30 June 2002: HK$199 million) and shareholders' funds of HK$641 million (30 June 2002: HK$610 million restated).

Total borrowings comprised bank borrowings of HK$156 million (30 June 2002: HK$167 million); other borrowings, which represent block discounting loans, of HK$30 million (30 June 2002: HK$30 million); and obligations under finance leases of HK$1 million (30 June 2002: HK$2 million). The bank borrowings were mainly used as working capital for the operations of the Group. Finance costs for the period ended 31 December 2002 amounted to HK$7 million (2001: HK$7 million).

As at 31 December 2002, certain land and buildings owned by subsidiaries of the Group with a net book value of HK$9 million (30 June 2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk directly through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Sunny LAI Yat Kwong
Director

Hong Kong, 21 March 2003

Please also refer to the published version of this announcement in The Standard.